                                                                      [LOGO]

PROSPECTUS SUPPLEMENT
-------------------------------
(TO PROSPECTUS DATED MARCH 31, 1999)

                                  $750,000,000

                                DEERE & COMPANY

                 $500,000,000 7.85% DEBENTURES DUE MAY 15, 2010

                 $250,000,000 8.10% DEBENTURES DUE MAY 15, 2030
                                 -------------

    The debentures due 2010 will bear interest at 7.85% per year and will mature on May 15, 2010 and the debentures due 2030 will bear interest at 8.10% per year and will mature on May 15, 2030. Deere will pay interest on the debentures on May 15 and November 15 of each year. The first interest payment will be made on November 15, 2000. The debentures will not be redeemable before maturity.

                                ----------------

                                          PUBLIC         UNDERWRITING    PROCEEDS BEFORE
                                     OFFERING PRICE(1)     DISCOUNT     EXPENSES TO DEERE
                                     -----------------   ------------   -----------------
Per debenture due 2010.............          99.953%            .65%            99.303%
Total..............................     $499,765,000      $3,250,000       $496,515,000
Per debenture due 2030.............          99.915%           .875%             99.04%
Total..............................     $249,787,500      $2,187,500       $247,600,000

 (1) Plus accrued interest from May 1, 2000, if settlement occurs after that date

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The debentures will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company, Clearstream Luxembourg or Euroclear on or about May 1, 2000.
                                ----------------

                          JOINT BOOK-RUNNING MANAGERS

MERRILL LYNCH & CO.                                         SALOMON SMITH BARNEY
                                  ------------
BANC ONE CAPITAL MARKETS, INC.

              CHASE SECURITIES INC.

                            CREDIT SUISSE FIRST BOSTON

                                          DEUTSCHE BANC ALEX. BROWN
                                ----------------

           The date of this prospectus supplement is April 26, 2000.

                               TABLE OF CONTENTS

                        PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                                ---

Use of Proceeds.............................................    S-3

Description of the Debentures...............................    S-3

United States Federal Tax Considerations to Non-United
  States Holders............................................    S-6

Underwriting................................................    S-9

                              PROSPECTUS

Where You Can Find More Information.........................      2

The Company.................................................      3

Use of Proceeds.............................................      4

Prospectus..................................................      4

Prospectus Supplements......................................      4

Description of Debt Securities..............................      4

Description of Debt Warrants................................     19

Plan of Distribution........................................     20

Legal Opinions..............................................     21

Experts.....................................................     21

                               ------------------

    You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since then.

                                USE OF PROCEEDS

    Deere expects to use the net proceeds from the sale of the debentures to reduce the amount of short-term debt it has issued to fund its U.S. equipment operations and its purchase of the Timberjack Group. Before then, Deere may invest these proceeds in short-term securities. On April 26, 2000, Deere had outstanding $1,507 million of short-term debt issued to fund its U.S. equipment operations and the acquisition of the Timberjack Group. This short-term debt bore interest or discount rates ranging from 5.60% to 6.14%. Deere will continue to incur short-term debt, primarily by issuing commercial paper, to finance its current operations. See "Use of Proceeds" in the prospectus.

    In December 1999, Deere announced an agreement to acquire the Timberjack Group, headquartered in Helsinki, Finland, from the Metso Corporation for approximately euro 600 million. Timberjack Group, a leading manufacturer of forestry equipment, reported annual sales of euro 471 million in 1999. This acquisition will broaden the forestry product line and customer base for Deere's construction equipment segment. Deere has gained formal approval by both the Antitrust Division of the U.S. Department of Justice and the Canadian Competition Bureau to complete the purchase of the Timberjack Group, and expects to close the transaction by the end of April.

                         DESCRIPTION OF THE DEBENTURES

    The debentures due 2010 and the debentures due 2030 will constitute separate series of senior debt securities issued under the Indenture dated as of July 1, 1994 (the "Senior Indenture") between the Company and The Chase Manhattan Bank, Trustee.

    The Debentures initially will be limited to $750,000,000 principal amount in total, consisting of $500,000,000 principal amount of debentures due 2010 and $250,000,000 principal amount of debentures due 2030. Each debenture will bear interest at the applicable annual rate stated on the cover page of this prospectus supplement. Interest will be payable on May 15 and November 15 of each year, beginning November 15, 2000. Interest on the debentures will be paid to holders of record on the May 1 or November 1 immediately before the interest payment date. The debentures due 2010 will mature on May 15, 2010 and cannot be redeemed before that date. The debentures due 2030 will mature on May 15, 2030 and cannot be redeemed before that date.

    Deere may, without the consent of the relevant debenture holders, issue additional debentures of the same series having the same ranking and the same interest rate, maturity and other terms as the relevant debentures. Any additional debentures with the same terms and the relevant debentures will constitute a single series under the Senior Indenture. No additional debentures of the same series may be issued if an Event of Default has occurred with respect to the relevant debentures.

    In the prospectus, there is a section called "Description of Debt Securities--Provisions Applicable to Both the Senior and Subordinated Indentures; Defeasance." This section has provisions on the full defeasance and covenant defeasance of securities issued under the Senior Indenture. These provisions will apply to the debentures.

    For additional important information on the debentures, see "Description of Debt Securities" in the prospectus. That information includes:

    - Additional information on the terms of the debentures.

    - General information on the Senior Indenture and the Trustee.

    - A description of Events of Default under the Senior Indenture.

    - A description of certain restrictive covenants contained in the Senior Indenture.

    - Additional information with respect to the delivery of the debentures in book-entry form.

BOOK-ENTRY, DELIVERY AND FORM

    Each series of debentures will be issued in the form of one or more fully registered global securities (the "Global Securities") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of Cede & Co., the Depository's nominee. Debentures in certificated form will not be issued. Beneficial interests in the Global Securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Securities through either the Depository (in the United States) or Clearstream Banking, societe anonyme ("Clearstream Luxembourg") or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear") (in Europe) if they are participants of those systems, or, indirectly, through organizations that are participants in those systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream Luxembourg's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depository. At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream Luxembourg and The Chase Manhattan Bank acts as U.S. depositary for Euroclear (in such capacities, the "U.S. Depositaries"). Beneficial interests in the Global Securities will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below or in the prospectus, the Global Securities may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

    Clearstream Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations ("Clearstream Luxembourg Participants") and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters or their affiliates. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream Luxembourg Participant either directly or indirectly.

    Distributions with respect to each series of debentures held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.

    Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters or their affiliates. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

    The Euroclear Operator is the Belgian branch of a New York banking corporation, which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

    Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of, or relationship with, persons holding through Euroclear Participants.

    Distributions with respect to each series of debentures held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

    Initial settlement for each series of debentures will be made in immediately available funds. Secondary market trading between Depository Participants will occur in the ordinary way in accordance with the Depository's rules and will be settled in immediately available funds using the Depository's Same-Day Funds Settlement System. Secondary market trading between Clearstream Luxembourg Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

    Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear Participants, on the other, will be effected within the Depository in accordance with the Depository's rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving debentures in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Clearstream Luxembourg Participants and Euroclear Participants may not deliver instructions directly to their respective
U.S. Depositaries.

    Because of time-zone differences, credits of debentures received in Clearstream Luxembourg or Euroclear as a result of a transaction with a Depository Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits, or any transactions in such debentures settled during such processing, will be reported to the relevant Euroclear Participants or Clearstream Luxembourg Participants on such business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of debentures by or through a

Clearstream Luxembourg Participant or a Euroclear Participant to a Depository Participant will be received with value on the business day of settlement in the Depository but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in the Depository.

    Although the Depository, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of the Depository, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

                    UNITED STATES FEDERAL TAX CONSIDERATIONS
                          TO NON-UNITED STATES HOLDERS

    The following is a general discussion of certain United States federal income and estate tax considerations relating to the ownership and disposition of debentures by a person that is not a "United States person" for United States federal income tax purposes (a "Non-United States Holder"). A "United States person" is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (i) a U.S. court is able to exercise primary supervision over the trust's administration and (ii) one or more United States persons have the authority to control all of the trust's substantial decisions. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations issued thereunder and interpretations thereof as of the date hereof, all of which are subject to change. In addition, the discussion does not consider specific facts and circumstances that may be relevant to a particular Non-United States Holder's tax position. Accordingly, each Non-United States Holder is urged to consult its own tax advisor with respect to the United States tax consequences of the ownership and disposition of debentures, as well as any tax consequences that may arise under the laws of any state, municipality, foreign country or other taxing jurisdiction.

    Under present U.S. federal income and estate tax law, and subject to the discussion below concerning backup withholding:

 (1) no U.S. federal income or withholding tax will be imposed with respect to the payment by Deere or the paying agent of principal or interest on a debenture owned by a Non-United States Holder, provided that, in the case of interest, (a) such Non-United States Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Deere entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (b) such Non-United States Holder is not a controlled foreign corporation that is related, directly or indirectly, to Deere through sufficient stock ownership,
     (c) such Non-United States Holder is not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code, (d) such interest is not effectively connected with the conduct of a U.S. trade or business by such Non-United States Holder, and (e) such Non-United States Holder satisfies the certification requirement (described generally below) set forth in section 871(h) and section 881(c) of the Code and the regulations thereunder (the "Portfolio Interest Exception");

 (2) no U.S. federal income or withholding tax will be imposed with respect to any gain or income realized by a Non-United States Holder upon the sale, exchange, redemption, retirement or other disposition of a debenture (provided that, in the case of proceeds representing accrued interest, the requirements of the Portfolio Interest Exception described above are satisfied) unless (1) in the case of gain, such Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met, or (2) such gain or income is effectively connected with the conduct of a U.S. trade or business by such Non-United States Holder (and, if an income tax treaty applies, generally is attributable to a U.S. "permanent establishment" maintained by such Non-United States Holder); and

 (3) a debenture beneficially owned by an individual, who is not a citizen of the United States and who at the time of death is a nonresident of the U.S. (as defined for U.S. state tax purposes), will not be subject to United States federal estate tax as a result of such individual's death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Deere entitled to vote within the meaning of section 871(h)(3) of the Code and provided that the interest payments with respect to such debenture would not have been, if received at the time of such individual's death, effectively connected with the conduct of a U.S. trade or business by such individual.

    To satisfy the certification requirement referred to above with respect to the Portfolio Interest Exception, the beneficial owner of a debenture, or a financial institution holding the debenture on behalf of such owner, must provide the paying agent or Deere, in accordance with specified procedures, with a statement to the effect that the beneficial owner is not a United States Holder. Pursuant to current U.S. Treasury regulations, a statement will satisfy this certification requirement if (a) the beneficial owner provides his/her name and address, and certifies, under penalties of perjury, that he/ she is not a United States Holder (which certification may be made on an IRS Form W-8BEN), or
(b) a financial institution holding the debenture on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and furnishes a copy thereof to a paying agent.

    With respect to debentures held by a foreign partnership, under current U.S. federal income tax law, Form W-8IMY may be provided by the foreign partnership. However, for interest and disposition proceeds paid with respect to a debenture after December 31, 2000, unless the foreign partnership has entered into a withholding agreement with the Internal Revenue Service ("IRS"), a foreign partnership will be required, in addition to providing a Form W-8IMY, to attach an appropriate certification by each partner. A look-through rule will apply in the case of tiered partnerships. Prospective investors, including foreign partnerships and their partners, should consult their tax advisors regarding possible additional reporting requirements.

    If a Non-United States Holder cannot satisfy the requirements of the Portfolio Interest Exception described above, interest payments on a debenture, made to such Non-United States Holder, will be subject to a 30% withholding tax unless the beneficial owner of the debenture provides to the paying agent or Deere a properly executed (a) Form W-8BEN claiming an exemption from or a reduction of withholding tax under the benefit of an applicable income tax treaty or (b) Form W-8ECI stating that interest paid on the debenture is not subject to withholding tax because the interest income is effectively connected with the beneficial owner's conduct of a trade or business in the United States.

    Under the new U.S. Treasury regulations that generally will become effective for payments made beginning January 1, 2001 (the "New Regulations"), the certification requirement described above will be modified in certain respects. In general, the New Regulations do not significantly alter the substantive withholding and information reporting requirements but rather unify current certification procedures and forms and clarify reliance standards. Non-United States Holders should consult their own tax advisors to determine the effects of the application of the New Regulations to their particular circumstances.

    If a Non-United States Holder is engaged in a trade or business in the United States, and income derived by such Non-United States Holder in respect of a debenture is effectively connected with the conduct of such trade or business (and, if an income tax treaty applies, such income generally is attributable to a U.S. permanent establishment maintained by the Non-United States Holder), then the Non-United States Holder generally will be subject to U.S. federal income tax on such income on a net basis in the same manner as a United States Holder. In addition, if such Non-United States Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% or applicable lower income tax treaty rate on its effectively connected earnings and profits for the taxable year subject to adjustments.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    No information reporting or backup withholding will be required with respect to payments on a debenture and to the proceeds of the disposition of a debenture made by Deere or any paying agent to Non-United States Holders if the certification requirement relating to the Portfolio Interest Exception (as described above under "--Non-United States Holders") has been met and the payer does not have actual knowledge that the beneficial owner is a U.S. person.

    In addition, backup withholding and information reporting will not apply if payments on a debenture are paid or collected by a foreign office of a custodian, nominee or other foreign agent on behalf of the beneficial owner of such debenture, or if a foreign office of a broker (as defined in applicable U.S. Treasury regulations) pays the proceeds of the disposition of a debenture to the owner thereof. If, however, such nominee, custodian, agent or broker is, for U.S. federal income tax purposes, (a) a U.S. person, (b) a controlled foreign corporation, (c) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or (d) with respect to payments made beginning January 1, 2001, a foreign partnership if, at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interest in the partnership, or the partnership is engaged in a U.S. trade or business, then such payments will be subject to information reporting (but, under current law, not backup withholding), unless (i) such custodian, nominee, agent or broker has documentary evidence in its records that the beneficial owner is not a U.S. person and certain other conditions are met or
(ii) the beneficial owner otherwise establishes an exemption.

    Payments on a debenture paid to a Non-United States Holder by a U.S. office of a custodian, nominee or agent, or the payment by the U.S. office of a broker of the proceeds of disposition of a debenture, will be subject to both backup withholding and information reporting unless the beneficial owner provides the statement referred to above in connection with the certification requirement for the Portfolio Interest Exception, and the payor does not have actual knowledge that the beneficial owner is a U.S. person or otherwise establishes an exemption.

    The New Regulations modify certain certification requirements for backup withholding. Non-United States Holders should consult their own tax advisors to determine the effects of the application of the New Regulations to their particular circumstances.

    Any amounts withheld from payments to a holder under the backup withholding rules will be credited toward such holder's U.S. federal income tax liability, if any. To the extent that the amounts withheld exceed such tax liability, the excess may be refunded to the holder provided that the required information is furnished to the IRS. In addition to providing the necessary information, the holder must file a U.S. income tax return in order to obtain a refund of the excess withholding.

    The U.S. federal tax summary set forth above is included for general information only and may not be applicable depending upon a holder's particular situation. Prospective holders of the debentures are urged to consult their own tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of the debentures, including the tax consequences under U.S. federal, state, local, foreign and other tax laws and the effects of changes in such laws.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement among Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith
Barney Inc., Chase Securities Inc., Deutsche Bank Securities Inc., Banc One Capital Markets, Inc., and Credit Suisse First Boston Corporation, as underwriters, and us, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of each series of debentures set forth opposite their names below. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. are acting as joint book-running managers. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that when such conditions are satisfied, the underwriters will be obligated to purchase all of the debentures.

                                                        PRINCIPAL AMOUNT OF   PRINCIPAL AMOUNT OF
                     UNDERWRITER                        DEBENTURES DUE 2010   DEBENTURES DUE 2030
                     -----------                        -------------------   -------------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated ...............................      $175,000,000          $ 81,250,000
Salomon Smith Barney Inc..............................       175,000,000            81,250,000
Chase Securities Inc..................................        50,000,000            25,000,000
Deutsche Bank Securities Inc..........................        50,000,000            25,000,000
Banc One Capital Markets, Inc.........................        25,000,000            25,000,000
Credit Suisse First Boston Corporation................        25,000,000            12,500,000
                                                            ------------          ------------
          Total.......................................      $500,000,000          $250,000,000
                                                            ============          ============

    The underwriters have advised us that they propose initially to offer the relevant debentures to the public at the relevant public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such prices less a concession not in excess of .4% and .5% of the principal amount of the debentures due 2010 and the debentures due 2030, respectively. The underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the debentures due 2010 and the debentures due 2030, to certain other dealers. After the initial public offering, the underwriters may change the public offering prices, concessions and discounts.

    The debentures due 2010 and the debentures due 2030 are new issues of securities, and there is currently no established trading market for the debentures. The underwriters have advised us that they intend to make a market in the debentures, but they are not obligated to do so. The underwriters may discontinue any market making in the debentures at any time without notice. We can give you no assurance as to the liquidity of, or any trading market for, the debentures.

    In connection with this offering, the underwriters are permitted to engage in transactions that stabilize the market price of the debentures. Such transactions consist of bids or purchases to peg, fix or maintain the price of the debentures. If the underwriters create a short position in the debentures in connection with this offering, that is, if they sell a greater aggregate principal amount of the debentures of a particular series than is set forth on the cover of this prospectus supplement, the underwriters may reduce that short position by purchasing debentures of that series in the open market. Purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither we nor any underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the debentures. In addition, neither we nor any underwriter makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued at any time without notice.

    The underwriters are offering the debentures, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the debentures and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

    Deere has agreed to indemnify the underwriters against, or to contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    Hans W. Becherer, Chairman of Deere, and John R. Stafford, a director of Deere, are directors of The Chase Manhattan Corporation and The Chase Manhattan Bank (the Trustee and Paying Agent under the Senior Indenture), which are affiliates of Chase Securities Inc. Antonio Madero B., a director of Deere, is a member of the International Advisory Council of The Chase Manhattan Corporation. Thomas H. Patrick, a director of Deere, is an Executive Vice President, Chief Financial Officer, Chairman of Special Advisory Services and a member of the Office of the Chairman, of Merrill Lynch & Co., Inc., which is an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated. A commercial banking affiliate of Credit Suisse First Boston Corporation has commercial banking and lending relationships with Deere. Some of the underwriters and/or their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Deere or its affiliates. They have received customary fees and commissions for these transactions.

    Deere expects to pay an estimated $400,000 of expenses, not including the underwriting discount, in connection with this offering.

                                DEERE & COMPANY

By this prospectus, we offer up to
$1,450,000,000 of--

DEBT SECURITIES
WARRANTS TO PURCHASE DEBT SECURITIES

           --------------------------------------------

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

                 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               -----------------------------------------------------------------

                                  [LOGO]

                 The date of this prospectus is March 31, 1999.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange. Our common stock is also listed on the Chicago and Frankfurt (Germany) Stock Exchanges. Information about us also is available at those locations.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 by us until our offering of securities has been completed. This prospectus is part of a registration statement filed with the SEC.

    - Annual Report on Form 10-K for the year ended October 31, 1998.

    - Current Reports on Form 8-K dated November 24, 1998 and February 16, 1999.

    - Quarterly Report on Form 10-Q for the quarter ended January 31, 1999.

    You may obtain a copy of these filings at no cost, by writing or telephoning us at the following address:

    Deere & Company
    One John Deere Place
    Moline, Illinois
    61265-8098
    Attn: Corporate Secretary
    (309) 765-8000

    You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. This prospectus is an offer to sell or to buy only the securities referred to herein, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date hereof.

                                  THE COMPANY

    We (Deere & Company and its subsidiaries, collectively called "John Deere") manufacture, distribute and finance a full range of agricultural equipment; a broad range of equipment for construction, forestry and public works; and a variety of commercial and consumer equipment. We also provide credit, insurance products and health care for businesses and the general public. We believe that our worldwide sales of agricultural equipment during recent years have been greater than those of any other business in our industry. We also believe that John Deere is an important provider of most of the types of construction equipment that we market, and the leader in some size ranges. We also believe we are the world's largest producer of premium turf care equipment and utility vehicles. John Deere's operations are categorized into six business segments:

    The worldwide AGRICULTURAL EQUIPMENT segment manufactures and distributes a full line of farm equipment--including tractors; combine, cotton, and sugarcane harvesters; tillage, seeding and soil preparation machinery; sprayers; hay and forage equipment; materials handling equipment; and integrated precision farming technology.

    The worldwide CONSTRUCTION EQUIPMENT segment manufactures and distributes a broad range of machines used in construction, earthmoving and forestry--including backhoe loaders; crawler dozers and loaders; four-wheel-drive loaders; excavators; scrapers; motor graders; log skidders; and forestry harvesters. This segment also includes the manufacture and distribution of engines and drivetrain components for the original equipment manufacturer (OEM) market.

    The worldwide COMMERCIAL AND CONSUMER EQUIPMENT segment manufactures and distributes equipment for commercial and residential uses--including small tractors for lawn, garden, commercial and utility purposes; riding and walk-behind mowers; golf course equipment; snowblowers; handheld products such as chain saws, string trimmers and leaf blowers; skid-steer loaders; utility vehicles; and other outdoor power products.

    The products produced by the equipment segments are marketed primarily through independent retail dealer networks and major retail outlets.

    The CREDIT segment, which mainly operates in the United States and Canada, primarily finances sales and leases by John Deere dealers of new and used equipment and sales by non-Deere dealers of recreational products. In addition, it provides wholesale financing to dealers of the foregoing equipment and finances retail revolving charge accounts.

    The INSURANCE segment issues policies in the United States primarily for: general and specialized lines of commercial property and casualty insurance, group accident and health insurance for employees of participating John Deere dealers; and disability insurance for employees of John Deere.

    The HEALTH CARE segment provides health management programs and related administrative services in the United States to John Deere and commercial clients.

    The John Deere enterprise has manufactured agricultural machinery since 1837. The present company was incorporated under the laws of Delaware in 1958. The address of our principal office is One John Deere Place, Moline, Illinois 61265-8098. Its telephone number is (309) 765-8000.

                                USE OF PROCEEDS

    Except as may be described otherwise in a prospectus supplement, the net proceeds from the sale of the Securities will be added to our general funds and will be used for working capital and other general corporate purposes. Such proceeds may be applied initially to the reduction of short-term indebtedness.

                                   PROSPECTUS

    This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of the following securities in one or more offerings up to a total dollar amount of $1,450,000,000 (or the equivalent thereof if any of the Securities are denominated in a currency, currency unit or composite currency ("Currency") other than the U.S. dollar): (1) unsecured debt securities ("Debt Securities") which may be either senior (the "Senior Securities") or subordinated (the "Subordinated Securities") or (2) warrants to purchase Debt Securities ("Debt Warrants"). The terms of the securities will be determined at the time of offering.

    We will refer to the Debt Securities and Debt Warrants, or any combination of those securities, proposed to be sold pursuant to this prospectus and an accompanying prospectus supplement as the "Offered Securities". The Offered Securities, together with any Debt Securities issuable upon exercise of Debt Warrants or conversion or exchange of other Offered Securities, will be referred to as the "Securities."

                             PROSPECTUS SUPPLEMENTS

    Information about the Securities will be disclosed in this prospectus, a prospectus supplement and pricing supplements. The supplements may also add, delete or change information contained in this prospectus. The term "prospectus supplement" as used herein includes pricing supplements relating to the particular Securities. Since the specific terms of the Securities are made at the time of pricing, you should rely on the information in the prospectus supplement and pricing supplement that is inconsistent with the information in this prospectus.

    For more detail on the terms of the securities, you should read the exhibits filed with our registration statement.

                         DESCRIPTION OF DEBT SECURITIES

    The Debt Securities will be issued in one or more distinct series by us. This section summarizes terms of the Debt Securities that are common to all series. Most of the financial terms and other specific terms of any series of Debt Securities that we offer will be described in a prospectus supplement to be attached to the front of this prospectus. Since the terms of specific Debt Securities may differ from the general information we have provided below, you should rely on information in the prospectus supplement that is inconsistent with the information below.

    As required by Federal law for all bonds and notes of companies that are publicly offered, the Debt Securities are governed by a document called an "Indenture". An Indenture is a contract between us and a financial institution acting as Trustee on your behalf. The Trustee has two main roles. First, the Trustee can enforce your rights against us if we default. There are some limitations on the extent to which the Trustee acts on your behalf, described later on page 10. Second, the Trustee performs certain administrative duties for us.

    The Indentures and associated documents contain the full legal text of the matters described in this section. The form of each Indenture is contained in the registration statement that we have filed with the SEC. See "Where You Can Find More Information" on page 2 for information on how to obtain a copy of the Indentures.

    Senior Securities will be issued under an Indenture dated as of July 1, 1994, as supplemented from time to time (the "Senior Indenture"), between us and The Chase Manhattan Bank (successor by merger to The Chase Manhattan Bank (National Association)), Trustee (the "Senior Trustee"), and Subordinated Securities will be issued under an Indenture dated as of March 15, 1999, as supplemented from time to time (the "Subordinated Indenture"), between us and The Bank of New York, Trustee (the "Subordinated Trustee"). The term "Trustee" refers to either the Senior Trustee or the Subordinated Trustee, as appropriate. We will refer to the Senior Indenture and the Subordinated Indenture together as the "Indentures" and each as an "Indenture." The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA").

    Because this section is a summary, it does not describe every aspect of the Debt Securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the Indentures, including definitions of certain terms used in the Indentures. For example, in this section we use capitalized words to signify terms that have been specifically defined in the Indentures. Some of the definitions are repeated herein, but for the rest you will need to read the Indenture. We also include references in parentheses to certain sections of the Indentures or TIA. Whenever we refer to particular sections or defined terms of the Indenture in this prospectus or in the prospectus supplement, such sections or defined terms are incorporated by reference herein or in the prospectus supplement. Unless otherwise noted, the section numbers refer to both Indentures.

PROVISIONS APPLICABLE TO BOTH THE SENIOR AND SUBORDINATED INDENTURES

GENERAL

    The Debt Securities will be unsecured obligations of ours. The Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of ours. The Subordinated Securities will be subordinated in right of payment to the prior payment in full of our Senior Indebtedness as described under "--Subordinated Indenture Provisions--Subordination".

    Each Indenture provides that any Debt Securities proposed to be sold pursuant to this prospectus and the attached prospectus supplement ("Offered Debt Securities") and any Debt Securities issuable upon the exercise of Debt Warrants or upon conversion or exchange of other Offered Securities ("Underlying Debt Securities"), as well as our other unsecured debt securities, may be issued under such Indenture in one or more series.

    With respect to the Offered Debt Securities and any Underlying Debt Securities, you should read the prospectus supplement for the following terms:

        (1) The title of such Debt Securities and whether such Debt Securities will be Senior Securities or Subordinated Securities.

        (2) The total principal amount of such Debt Securities and any limit on the total principal amount of Debt Securities of such series.

        (3) If not the principal amount of the Debt Securities, the portion of the principal amount payable upon acceleration of the maturity of the Debt Securities or how such portion will be determined.

        (4) The date or dates, or how such date or dates will be determined or extended, when the principal of such Debt Securities will be payable.

        (5) The interest rate or rates which the Debt Securities will bear, if any, or how such rate or rates will be determined, the interest payment dates, any record dates for such payments and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months.

        (6) Any optional redemption provisions.

        (7) Any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities.

        (8) The form of such Debt Securities, including whether such Debt Securities are to be issuable in permanent or temporary global form, as Registered Securities, Bearer Securities or both, any restrictions on the offer, sale or delivery of Bearer Securities and the terms, if any, upon which Bearer Securities of the series may be exchanged for Registered Securities of the series and VICE VERSA (if permitted by applicable laws and regulations).

        (9) If other than U.S. dollars, the Currency or Currencies of such Debt Securities.

       (10) Whether the amount of payments of principal, premium or interest, if any, on such Debt Securities will be determined with reference to an index, formula or other method (which could be based on one or more Currencies, commodities, equity indices or other indices) and how such amounts will be determined.

       (11) The place or places, if any, other than or in addition to The City of New York, of payment, transfer, conversion and/or exchange of such Debt Securities.

       (12) If other than denominations of $1,000 in the case of Registered Securities and $5,000 in the case of Bearer Securities, the denominations in which the offered Debt Securities will be issued.

       (13) The applicability of the provisions of Article Fourteen of the applicable Indenture described under "Defeasance and Covenant Defeasance" and any provisions in modification of, in addition to or in lieu of any of the provisions of such Article.

       (14) Whether and under what circumstances we will pay Additional Amounts, as contemplated by Section 1004 of the applicable Indenture, in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem such Debt Securities rather than pay such Additional Amounts (and the terms of any such option).

       (15) Any provisions granting special rights to the holders of such Debt Securities upon the occurrence of such events as may be specified.

       (16) Any changes or additions to the Events of Default or covenants.

       (17) Whether such Debt Securities will be convertible into or exchangeable for any other securities and the applicable terms and conditions.

       (18) Any other terms of such Debt Securities.

    For purposes of this prospectus, any reference to the payment of principal of, premium or interest, if any, on Debt Securities will include Additional Amounts if required by the terms of such Debt Securities.

    Each Indenture will not limit the amount of Debt Securities that may be issued as authorized from time to time by us. (Section 301) Securities issued under an Indenture, when a single Trustee is acting for all debt securities issued under such Indenture, are the "Indenture Securities". Each Indenture also provides that there may be more than one Trustee thereunder, each with respect to one or more different series of Indenture Securities. See "Resignation of Trustee" on page 15. At a time when two or more Trustees are acting under either Indenture, each with respect to only certain series, the term "Indenture Securities" means the one or more series of Debt Securities with respect to which each respective Trustee is acting. In the event that there is more than one Trustee under either Indenture, the powers and trust obligations of each Trustee described in this prospectus will extend only to the one or more series of Indenture Securities for which it is Trustee. If two or more Trustees are acting under either Indenture, then the Indenture Securities for which each Trustee is acting would be treated as if issued under separate indentures.

    The Indentures do not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

    Reference is made to the prospectus supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of ours that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

    We have the ability to issue Indenture Securities with terms different from those of Indenture Securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of Indenture Securities and issue additional Indenture Securities of such series (unless such reopening was restricted when such series was created).

CONVERSION AND EXCHANGE

    If any Debt Securities are convertible into or exchangeable for other Securities, the prospectus supplement will explain terms and conditions of such conversion or exchange, including the conversion price or exchange ratio (or the calculation method), the conversion or exchange period (or how such period will be determined), if conversion or exchange will be mandatory or at the option of the holder or our option, provisions for adjustment of the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of the Debt Securities. Such terms may also include provisions under which the number or amount of other Securities to be received by the holders of such Debt Securities upon conversion or exchange would be calculated according to the market price of such other Securities as of a time stated in the prospectus supplement.

ADDITIONAL MECHANICS

FORM, EXCHANGE AND TRANSFER

    Debt Securities may be issuable:

    - as Registered Securities

    - as Bearer Securities (unless otherwise stated in the prospectus supplement with interest coupons attached) (Section 201)

    - as both Registered Securities and Bearer Securities

    - in denominations that are even multiples of $1,000 for Registered Securities and even multiples of $5,000 for Bearer Securities. (Section 302)

    - in global form. See "--Book-Entry Debt Securities".

    You may have your Registered Securities separated into more Registered Securities of smaller denominations or combined into fewer Registered Securities of larger denominations, as long as the total principal amount is not changed. (Section 305) This is called an "exchange". If provided in the prospectus supplement, you may exchange your Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons which are in default) for Registered Securities of the same series as long as the total principal amount is not changed. Bearer Securities surrendered in exchange for Registered Securities between a Regular Record Date or a Special Record Date and the relevant interest payment dates will be surrendered without the coupon relating to such interest payment dates, and interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the applicable Indenture. Unless otherwise specified in the prospectus supplement, Bearer Securities will not be issued in exchange for Registered Securities. (Section 305)

    You may transfer Registered Securities of a series and you may exchange Debt Securities of a series at the office of the Trustee. The Trustee will act as our agent for registering Registered Securities in the names of Holders and transferring Debt Securities. We may change this appointment to another entity or perform the function itself. The entity performing the role of maintaining the list of registered Holders is called the "Registrar". The Registrar also will perform transfers. (Section 305)

    You will not be required to pay a service charge to transfer or exchange Debt Securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the Registrar is satisfied with your proof of ownership.

    If we have designated additional transfer agents, they will be named in the accompanying prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

    If the Securities are redeemable and we redeem less than all of the Securities of a particular series, we may block the transfer or exchange of Securities during the period beginning 15 days before the day we mail the notice of redemption or publish such notice (in the case of Bearer Securities) and ending on the day of that mailing or publication, as the case may be, in order to freeze the list of Holders to prepare the mailing. We may also refuse to register transfers or exchanges of Debt Securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any Debt Security being partially redeemed. (Section 305)

    If the Offered Debt Securities are redeemable, the procedures for redemption will be described in the accompanying prospectus supplement.

PAYMENT AND PAYING AGENTS

    We will pay interest to you, if you are listed in the Trustee's records as the owner of your Debt Security at the close of business on a particular day in advance of each due date for interest on your Debt Security, even if you no longer own the Debt Security, on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the "Record Date", while persons who are listed in the Trustee's records as the owners of Debt Securities at the close of business on a particular day are referred to as "Holders". (Section 307) Holders buying and selling Debt Securities must work out between them the appropriate purchase price given that we will pay all the interest for an interest period to the Holders on the Record Date. The most common manner is to adjust the sales price of the Debt Securities to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called "accrued interest".

    We will deposit interest, principal and any other money due on the Debt Securities with the Paying Agent specified in the prospectus supplement. We initially appoint the Trustee as the Paying Agent.

IF YOU PLAN TO HAVE A BANK OR BROKERAGE FIRM HOLD YOUR SECURITIES, YOU SHOULD ASK SUCH BANK OR BROKERAGE FIRM FOR INFORMATION ON HOW YOU WILL RECEIVE PAYMENTS. (Section 305)

    If Bearer Securities are issued, unless otherwise provided in the prospectus supplement, we will maintain an office or agency outside the United States for the payment of all amounts due on the Bearer Securities. If Debt Securities are listed on the Luxembourg Stock Exchange or any other stock exchange located outside the United States, we will maintain an office or agency for such Debt Securities in any city located outside the United States required by such stock exchange. (Section 1002) The initial locations of such offices and agencies will be specified in the prospectus supplement. Unless otherwise provided in the prospectus supplement, payment of interest on any Bearer Securities on or before Maturity will be made only against surrender of coupons for such interest installments as they mature. (Section 1001) Unless otherwise provided in the prospectus supplement, no payment with respect to any Bearer Security will be made at any office or agency of ours in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States. Notwithstanding the foregoing, payments of principal of, premium and interest, if any, on Bearer Securities payable in U.S. dollars will be made at the office of our Paying Agent in The City of New York if (but only if) payment of the full amount in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 1002)

    We may from time to time designate additional offices or agencies, approve a change in the location of any office or agency and, except as provided above, rescind the designation of any office or agency.

EVENTS OF DEFAULT

    You will have special rights if an Event of Default occurs in respect of the Debt Securities of your series and is not cured, as described later in this subsection. (Section 501)

    WHAT IS AN EVENT OF DEFAULT? The term "Event of Default" in respect of the Debt Securities of your series means any of the following:

    - We do not pay the principal of or any premium on a Debt Security of such series on its due date.

    - We do not pay interest on a Debt Security of such series within 30 days of its due date.

    - We do not deposit any sinking fund payment in respect of Debt Securities of such series on its due date.

    - We remain in breach of a covenant in respect of Debt Securities of such series for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the Trustee or Holders of 25% of the principal amount of Debt Securities of such series.

    - We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

    - Any other Event of Default in respect of Debt Securities of such series described in the prospectus supplement occurs. (Section 501)

    An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under an Indenture. The Trustee may withhold notice to the Holders of Debt Securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the Holders. (Section 601)

    REMEDIES IF AN EVENT OF DEFAULT OCCURS. If an Event of Default has occurred and has not been cured, the Trustee or the Holders of 25% in principal amount of the Debt Securities of the affected series may declare the entire principal amount of all the Debt Securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the Holders of at least a majority in principal amount of the Debt Securities of the affected series. (Section 502)

    Except in cases of default, where the Trustee has some special duties, the Trustee is not required to take any action under the Indenture at the request of any Holders unless the Holders offer the Trustee reasonable protection from expenses and liability (called an "indemnity"). (Section 507 and TIA Section
315) If reasonable indemnity is provided, the Holders of a majority in principal amount of the Outstanding Debt Securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee. The Trustee may refuse to follow those directions in certain circumstances. (Section 512) No delay or omission in exercising any right or remedy will be treated as a waiver of such right, remedy or Event of Default. (Section 511)

    Before you are allowed to bypass the Trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the Debt Securities, the following must occur:

    - You must give the Trustee written notice that an Event of Default has occurred and remains uncured.

    - The Holders of 25% in principal amount of all outstanding Debt Securities of the relevant series must make a written request that the Trustee take action because of the default and must offer the Trustee indemnity satisfactory to the Trustee against the cost and other liabilities of taking that action.

    - The Trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity.

    - The Holders of a majority in principal amount of the Debt Securities must not have given the Trustee a direction inconsistent with the above notice. (Section 512)

    However, you are entitled at any time to bring a lawsuit for the payment of money due on your Debt Securities on or after the due date. (Section 508)

    Holders of a majority in principal amount of the Debt Securities of the affected series may waive any past defaults other than (1) the payment of principal, any premium, interest or Additional Amounts or (2) in respect of a covenant that cannot be modified or amended without the consent of each Holder. (Section 513)

IF YOUR SECURITIES ARE HELD FOR YOU BY A BANK OR BROKERAGE FIRM, YOU SHOULD CONSULT SUCH BANK OR BROKERAGE FIRM FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.

    Each year, we will furnish to the Trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the Indenture and the Debt Securities, or else specifying any default. (Section
1005)

MERGER OR CONSOLIDATION

    Under the terms of the Indentures, we are generally permitted to consolidate or merge with another firm. We are also permitted to sell all or substantially all of our assets to another firm (Section 801). However, we may not take any of these actions unless all the following conditions are met:

    - Where we merge out of existence or sell our assets, the other firm must agree to be legally responsible for the Debt Securities. (Section 801)

    - The merger or sale of assets must not cause a default on the Debt Securities and we must not already be in default (unless the merger or sale would cure the default). For purposes of this no-default test, a default would include an Event of Default that has occurred and not been cured, as described on page 9 under "--What is An Event of Default?" A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded. (Section
      801)

    - Under the Senior Indenture, no merger or sale of assets may be made if as a result any of our property or assets or a Subsidiary's would become subject to any mortgage, lien or other encumbrance unless either (1) such mortgage, lien or other encumbrance could be created pursuant to Section 1006 of such Indenture (see "--Senior Indenture Provisions--Limitation on Liens" below) without equally and ratably securing the Indenture Securities or (2) such Indenture Securities are secured equally and ratably with or prior to the debt secured by such mortgage, lien or other encumbrance. (Section 801)

    - We must deliver certain certificates and documents to the Trustee. (Section 801)

    - We must satisfy any other requirements specified in the prospectus supplement.

MODIFICATION OR WAIVER

    There are three types of changes we can make to the Indenture and the Debt Securities.

    CHANGES REQUIRING YOUR APPROVAL. First, there are changes that cannot be made to your Debt Securities without your specific approval. (Section 902) Following is a list of those types of changes:

    - change the Stated Maturity of the principal of or interest on a Debt Security;

    - reduce any amounts due on a Debt Security;

    - reduce the amount of principal payable upon acceleration of the Maturity of a Debt Security following a default;

    - adversely affect any right of repayment at the Holder's option;

    - change the place (except as otherwise described in this prospectus) or currency of payment on a Debt Security;

    - impair your right to sue for payment;

    - adversely affect any right to convert or exchange a Debt Security in accordance with its terms;

    - modify the subordination provisions in the Subordinated Indenture in a manner that is adverse to holders of the Subordinated Securities;

    - reduce the percentage of Holders of Debt Securities whose consent is needed to modify or amend the Indenture;

    - reduce the percentage of Holders of Debt Securities whose consent is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults;

    - modify any other aspect of the provisions of the Indenture dealing with modification and waiver of past defaults (Section 513) or changes to the quorum or voting requirements of Section 1504 or waiver of certain covenants (Section 1008 of the Senior Indenture and Section 1006 of the Subordinated Indenture); and

    - change any obligation of ours to pay Additional Amounts.

    CHANGES REQUIRING A MAJORITY VOTE. The second type of change to the Indenture and the Outstanding Debt Securities is the kind that requires a vote in favor by Holders of Outstanding Debt Securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect Holders of the Outstanding Debt Securities in any material respect. The same vote would be required for us to obtain a waiver of all or part of certain covenants in the applicable Indenture (Section 1008 of the Senior Indenture; Section 1006 of the Subordinated Indenture), or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the Indentures or the Outstanding Debt Securities listed in the first category described previously under "--Changes Requiring Your Approval" unless we obtain your individual consent to the waiver.

    CHANGES NOT REQUIRING APPROVAL. The third type of change does not require any vote by Holders of Outstanding Debt Securities. This type is limited to clarifications and certain other changes that would not adversely affect Holders of the Outstanding Debt Securities in any material respect. (Section 901)

    FURTHER DETAILS CONCERNING VOTING. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a Debt
Security:

    - For Original Issue Discount Securities, we will use the principal amount that would be due and payable on the voting date if the Maturity of the Debt Securities were accelerated to that date because of a default.

    - For Debt Securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that Debt Security described in the prospectus supplement.

    - For Debt Securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent.

    Debt Securities will not be considered Outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Debt Securities will also not be eligible to vote if they have been fully defeased as described later under "Defeasance--Full Defeasance." (Section 101)

    We will generally be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Indenture Securities that are entitled to vote or take other action under the Indentures. If we set a record date for a vote or other action to be taken by Holders of a particular series, that vote or action may be taken only by persons who are Holders of Outstanding Indenture Securities of that series on the record date and must be taken within 180 days following the record date or another period that we may specify. We may shorten or lengthen this period from time to time. (Section 104)

IF YOUR SECURITIES ARE HELD BY A BANK OR BROKERAGE FIRM, YOU SHOULD CONSULT SUCH BANK OR BROKERAGE FIRM FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE DEBT SECURITIES OR REQUEST A WAIVER.

    Each Indenture contains provisions for convening meetings of the Holders of Debt Securities issued as Bearer Securities. (Section 1501) A meeting may be called at any time by the applicable Trustee, and also, upon request, by us or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of that series, upon notice given as provided in the applicable Indenture. (Section 1502) Except for any consent that must be given by the Holder of each Debt Security affected thereby, as described above, any resolution presented at a meeting (or an adjourned meeting duly reconvened) at which a quorum is present may be adopted by the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; except, that any resolution that the Holders of a specified percentage (which is less than a majority in principal amount of the Outstanding Debt Securities of a series) may adopt or may be adopted at a meeting (or an adjourned meeting duly reconvened) at which a quorum is present by vote of the specified percentage of Holders of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of a series in accordance with the applicable Indenture will be binding on all Holders of Debt Securities of that series and any related coupons. The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series, except that if any action is to be taken at such meeting which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of that series will constitute a quorum. (Section 1504)

    Notwithstanding the above, if any action is to be taken at a meeting of Holders of Debt Securities of a series that the applicable Indenture expressly provides may be taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby or of the Holders of such series and one or more additional series: (1) there will be no minimum quorum requirement for such meeting and (2) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such action will be taken into account in determining whether such action has been made, given or taken under such Indenture. (Section 1504)

DEFEASANCE

    The following discussion of full defeasance and covenant defeasance will be applicable to your series of Debt Securities only if we choose to have them apply to that series. If we do so choose, we will specify the choice in the prospectus supplement. (Section 1401)

    FULL DEFEASANCE. If there is a change in federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the Debt Securities (called "full defeasance") if we put in place the following other arrangements for you to be repaid:

    - We must deposit in trust for your benefit and the benefit of all other direct Holders of the Debt Securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Debt Securities on their various due dates.

    - We must deliver to the Trustee a legal opinion confirming that there has been a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the Debt Securities any differently than if we did not make the deposit at Maturity. (Sections 1403 and 1404) (Under current federal tax law, the deposit and our legal release from the Debt Securities would be treated as though we paid you your share of the cash and notes or bonds at the time such cash and notes or bonds are deposited in trust in exchange for your Debt Securities and you would recognize gain or loss on the Debt Securities at the time of the deposit.)

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the Debt Securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent. You would also be released from the subordination provisions on the Subordinated Debt Securities described later under "Subordination" on page 17.

    COVENANT DEFEASANCE. Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the Indentures. This is called "covenant defeasance." In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and debt securities set aside in trust to repay the Debt

Securities. You also would be released from the subordination provisions on the Subordinated Securities described under "Subordination" on page 17. In order to achieve covenant defeasance, we must do the following:

    - We must deposit in trust for your benefit and the benefit of all other direct Holders of the Debt Securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Debt Securities on their various due dates.

    - We must deliver to the Trustee a legal opinion of our counsel confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the Debt Securities any differently than if we did not make the deposit and just repaid the Debt Securities ourselves.

    If we accomplish covenant defeasance, you can still look to us for repayment of the Debt Securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) and the Debt Securities become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

BOOK-ENTRY DEBT SECURITIES

    Debt Securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depository identified in the prospectus supplement. Global securities may be issued in either registered or bearer form and in either temporary or permanent form (each, a "Global Security"). Global Securities will be registered in the name of a financial institution we select, and the Debt Securities included in the Global Securities may not be transferred to the name of any other direct Holder unless the special circumstances described below occur. The financial institution that acts as the sole direct Holder of the Global Security is called the "Depositary". Any person wishing to own a Debt Security must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

    SPECIAL INVESTOR CONSIDERATIONS FOR GLOBAL SECURITIES. Our obligation, as well as the obligations of the Trustee and those of any third parties employed by us or the Trustee, run only to Persons who are registered as Holders of Debt Securities. For example, once we make payment to the registered Holder, we have no further responsibility for the payment even if that Holder is legally required to pass the payment along to you but does not do so. As an indirect holder, an investor's rights relating to a Global Security will be governed by the account rules of the investor's financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

    An investor should be aware that when Debt Securities are issued in the form of Global Securities:

    - The investor cannot get Debt Securities registered in his or her own name.

    - The investor cannot receive physical certificates for his or her interest in the Debt Securities.

    - The investor must look to his or her own bank or brokerage firm for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities.

    - The investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own.

    - The Depositary's policies will govern payments, transfers, exchange and other matters relating to the investor's interest in the Global Security. We and the Trustee have no responsibility for any

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
      aspect of the Depositary's actions or for its records of ownership interests in the Global Security. We and the Trustee also do not supervise the Depositary in any way.

    - The Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

    DTC management is aware that some computer applications, systems, and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries, and settlement of trades within DTC ("DTC Services"), continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

    However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as DTC's direct and indirect participants and third party vendors to whom DTC licenses software and hardware, and third party vendors from whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (i) impress upon them the importance of such services being Year 2000 compliant; and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

    According to DTC, the foregoing information with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

    SPECIAL SITUATIONS WHEN GLOBAL SECURITY WILL BE TERMINATED. In a few special situations described later, the Global Security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, the choice of whether to hold Debt Securities directly or indirectly through an account at its bank or brokerage firm will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in Debt Securities transferred to their own names, so that they will be direct Holders.

    The special situations for termination of a Global Security are:

    - When the Depositary notifies us that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named).

    - When an Event of Default on the Debt Securities has occurred and has not been cured. (Defaults are discussed under "Events of Default" on page 9.)

    - When and if we decide to terminate a Global Security.

    The prospectus supplement may list situations for terminating a Global Security that would apply only to the particular series of Debt Securities covered by the prospectus supplement. When a Global Security terminates, the Depositary (and not we or the Trustee) is responsible for deciding the names of the institutions that will be the initial direct Holders. Unless otherwise provided in the prospectus supplement, Debt Securities that are represented by a Global Security will be issued in denominations of $1,000 and any integral multiple thereof, and will be issued in registered form only, without coupons. Section 302

IN THE "ADDITIONAL MECHANICS" SECTION OF THIS DESCRIPTION, "YOU" MEANS DIRECT HOLDERS AND NOT INDIRECT HOLDERS OF DEBT SECURITIES.

RESIGNATION OF TRUSTEE

    Each Trustee may resign or be removed with respect to one or more series of Indenture Securities and a successor Trustee may be appointed to act with respect to such series. (Section 608) In the event that two or more persons are acting as Trustee with respect to different series of Indenture Securities under one of the Indentures, each such Trustee shall be a Trustee of a trust separate and apart from the trust administered by any other such Trustee (Section 609), and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Indenture Securities for which it is Trustee.

SENIOR INDENTURE PROVISIONS

    LIMITATION ON LIENS

    We covenant in the Senior Indenture that we will not, nor will we permit any Restricted Subsidiary to, incur, assume or guarantee any debt (herein referred to as "Debt") if such Debt is secured by any mortgage, security interest, pledge, lien or other encumbrance (herein referred to as "mortgage" or "mortgages") upon any Important Property (as defined below) of ours or any Restricted Subsidiary or any shares of stock or indebtedness of any Restricted Subsidiary, whether owned at the date of such Indenture or thereafter acquired, without effectively securing the Indenture Securities issued under the Senior Indenture equally and ratably with or prior to such Debt. The foregoing restriction will not apply to: (1) mortgages on any property acquired, constructed or improved after the date of such Indenture which are created or assumed within 120 days after such acquisition, construction or improvement to secure or provide for the payment of the purchase price or cost thereof incurred after the date of such Indenture, or existing mortgages on property acquired after the date of such Indenture, provided that such mortgages do not apply to any Important Property already owned by us or a Restricted Subsidiary other than previously unimproved real property; (2) existing mortgages on any property acquired from a corporation merged with or into, or substantially all of the assets of which are acquired by, us or a Restricted Subsidiary; (3) mortgages on property of any corporation existing at the time it becomes a Restricted Subsidiary; (4) mortgages securing Debt owed by a Restricted Subsidiary to us or to another Restricted Subsidiary; (5) mortgages in favor of governmental bodies to secure advance or other payments pursuant to any contract or statute or to secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to such mortgages, including mortgages to secure tax exempt pollution control revenue bonds; (6) sales of receivables that are reflected as secured indebtedness; (7) certain other liens not related to the borrowing of money; (8) extensions, renewals or replacements of the foregoing; (9) mortgages on margin stock owned by us and Restricted Subsidiaries to the extent such margin stock exceeds 25% of the fair market value of Important Property of ours and the Restricted Subsidiaries plus certain stock and indebtedness of the Restricted Subsidiaries; and (10) mortgages on Important Property of, or any shares of stock or indebtedness issued or incurred by, any Restricted Subsidiary organized under the laws of Canada. (Section 1006 of the Senior Indenture)

    The foregoing restrictions do not apply to the incurrence, assumption or guarantee by us or any Restricted Subsidiary of Debt secured by a mortgage that would otherwise be subject to such restrictions up to an aggregate amount which, together with all other Debt secured by mortgages (not including secured Debt permitted under the foregoing exceptions) and the Attributable Debt (generally defined as the discounted present value of net rental payments) associated with Sale and Lease-back Transactions existing at such time (other than Sale and Lease-back Transactions the proceeds of which have been or will be applied as set forth in clause (3) or (4) under "Limitation on Sale and Lease-back Transactions" below, and other than Sale and Lease-back Transactions in which the property involved would have been permitted to be mortgaged under clause (1) above), does not exceed 5% of our Consolidated Net Tangible Assets including our consolidated subsidiaries, as shown on the audited consolidated balance sheet contained in the latest annual report to our stockholders. (Section 1006 of the Senior Indenture)

    The term "Restricted Subsidiary" is defined in the Senior Indenture to mean any subsidiary (1) engaged in, or whose principal assets consist of property used by us or any Restricted Subsidiary in, the manufacture of products within the United States or Canada or in the sale of products principally to customers located in the United States or Canada except any corporation which is a retail dealer in which we have, directly or indirectly, an investment under an arrangement providing for the liquidation of such investment; or (2) which we designate as a Restricted Subsidiary. (Section 1006 of the Senior Indenture)

    The term "Important Property" is defined in the Senior Indenture to include:
(1) any manufacturing plant, including its machinery and equipment, used by us or a Restricted Subsidiary primarily for the manufacture of products to be sold by us or such Restricted Subsidiary; (2) our executive office and administrative building in Moline, Illinois; and (3) research and development facilities; except, in each case, property the fair value of which as determined by the Board of Directors does not at the time exceed 1% of our Consolidated Net Tangible Assets including our consolidated subsidiaries, as shown on the audited consolidated balance sheet contained in the latest annual report to our stockholders. (Section 1006 of the Senior Indenture)

    LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS

    We covenant in the Senior Indenture that we will not nor will we permit any Restricted Subsidiary to enter into any arrangement with any Person providing for the leasing to us or any Restricted Subsidiary of any Important Property (except for temporary leases for a term, including renewals, of not more than three years) which has been or is to be sold by us or such Restricted Subsidiary to such Person unless the net proceeds are at least equal to the fair value (as determined by the Board of Directors) of such property and either (1) we or such Restricted Subsidiary would be entitled to incur Debt secured by a mortgage on such Important Property without securing the Indenture Securities issued under the Senior Indenture under clause (1) of the first paragraph under "Limitation on Liens" above; (2) the Attributable Debt associated with such property would be an amount permitted under the second paragraph under "Limitation on Liens" above; (3) we apply an amount equal to the fair value of such Important Property to the retirement of Indenture Securities or certain long-term indebtedness of ours or a Restricted Subsidiary, as the case may be; or (4) we enter into a BONA FIDE commitment to expend for the acquisition or improvement of an Important Property an amount at least equal to the fair value of such Important Property. (Section 1007 of the Senior Indenture)

SUBORDINATED INDENTURE PROVISIONS

    SUBORDINATION

    Upon any distribution of our assets in the event of any dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest, if any, on Subordinated Securities is to be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Indebtedness (Sections 1601 and 1602 of the Subordinated Indenture), but our obligation to make payment of principal (and premium, if any) or interest, if any, on Subordinated Securities will not otherwise be affected. (Section 1604 of the Subordinated Indenture) In addition, no payment on account of principal (and premium, if any), sinking fund or interest, if any, may be made on the Subordinated Securities unless full payment of all amounts then due in respect of the principal (and premium, if any), sinking fund and interest on Senior Indebtedness has been made or duly provided for in money or money's worth. (Section 1603 of the Subordinated Indenture) In the event that, notwithstanding the foregoing, any such payment by us is received by the Subordinated Trustee or the holders of any of the Subordinated Securities before all Senior Indebtedness is paid in full, such payment or distribution will be paid over to the holders of such Senior Indebtedness or on their behalf for application to the payment of all such Senior Indebtedness remaining unpaid until all such Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness upon such distribution of our assets, the holders of the Subordinated Securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of such Senior Indebtedness out of the distributive share of the Subordinated Securities. (Section 1602 of the Subordinated Indenture) By reason of such subordination, in the event of a distribution of assets upon insolvency, certain of our general creditors may recover more, ratably, than holders of the Subordinated Securities. The Subordinated Indenture provides that the subordination provisions will not apply to money and securities held in trust pursuant to the defeasance provisions of the Subordinated Indenture. (Section 1402 of the Subordinated Indenture)

    Senior Indebtedness is defined in the Subordinated Indenture as the principal of (and premium, if any) and unpaid interest on (1) indebtedness of ours (including indebtedness of others guaranteed by us), whether outstanding on the date of the Subordinated Indenture or thereafter created, incurred, assumed or guaranteed, for money borrowed (other than the Indenture Securities issued under the Subordinated Indenture and the 5 1/2% Convertible Subordinated Debentures due 2001), unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such indebtedness is not senior or prior in right of payment to the Subordinated Securities and (2) renewals, extensions, modifications and refundings of any such indebtedness. (Section 101 of the Subordinated Indenture)

    If this prospectus is being delivered in connection with the offering of a series of Subordinated Securities, the accompanying prospectus supplement or the information incorporated by reference will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

THE TRUSTEES UNDER THE INDENTURES

    The Chase Manhattan Bank and The Bank of New York are two of a number of banks with which we maintain ordinary banking relationships and from which we have obtained credit facilities and lines of credit. The Chase Manhattan Bank also serves as trustee under other indentures under which we are the obligor or John Deere Capital Corporation is the obligor. Hans W. Becherer, our Chairman and the Chairman of John Deere Capital Corporation and John R. Stafford, one of our directors, are also directors of The Chase Manhattan Bank and its parent, The Chase Manhattan Bank Corporation. The Bank of New York also serves as trustee under other indentures under which John Deere Capital Corporation is the obligor.

CERTAIN CONSIDERATIONS RELATING TO FOREIGN CURRENCIES

    Debt Securities denominated or payable in foreign Currencies may entail significant risks. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the Currency or Currencies involved and will be more fully described in the applicable prospectus supplement.

                          DESCRIPTION OF DEBT WARRANTS

    We may issue (either together with other Offered Securities or separately) Debt Warrants to purchase Underlying Debt Securities ("Offered Debt Warrants"). Such Debt Warrants will be issued under warrant agreements (each a "Debt Warrant Agreement") to be entered into between us and a bank or trust company, as warrant agent (the "Debt Warrant Agent"), as described in the prospectus supplement. A copy of the form of Debt Warrant Agreement has been filed as an exhibit to the registration statement. The following summary of the Debt Warrant Agreement is not complete and is subject to, and are qualified in its entirety by reference to, all the provisions of the Debt Warrant Agreement and the accompanying Debt Warrant certificates, including the definitions therein of certain terms.

GENERAL

    You should read the prospectus supplement for the terms of the Offered Debt Warrants, including the following:

        (1) The title and aggregate number of such Debt Warrants.

        (2) The title, rank, aggregate principal amount and terms of the Underlying Debt Securities purchasable upon exercise of such Debt Warrants.

        (3) The principal amount of Underlying Debt Securities that may be purchased upon exercise of each such Debt Warrant, and the price or the manner of determining the price at which such principal amount may be purchased upon such exercise.

        (4) The time or times at which, or period or periods, in which, such Debt Warrants may be exercised and the expiration date of such Debt Warrants.

        (5) Any optional redemption terms.

        (6) Whether certificates evidencing such Debt Warrants ("Debt Warrant Certificates") will be issued in registered or bearer form, and, if registered, where they may be transferred and exchanged.

        (7) Whether such Debt Warrants are to be issued with any Debt Securities or any other Securities.

        (8) The date, if any, on and after which such Debt Warrants and Underlying Debt Securities will be separately transferable.

        (9) Any other terms of such Debt Warrants.

    If applicable, the prospectus supplement will also set forth information concerning other securities offered thereby and a discussion of federal income tax considerations relevant thereto. Debt Warrant Certificates will be exchangeable for new Debt Warrant Certificates of different denominations.

    No service charge will be made for any permitted transfer or exchange of Debt Warrant Certificates, but we may require payment of any tax or other governmental charge payable in connection therewith. Debt Warrants may be exercised and exchanged and Debt Warrants in registered form may be presented for registration of transfer at the corporate trust office of the Debt Warrant Agent or any other office indicated in the prospectus supplement.

EXERCISE OF DEBT WARRANTS

    Each Offered Debt Warrant will entitle the holder thereof to purchase such amount of Underlying Debt Securities at the exercise price set forth in, or calculable from, the prospectus supplement relating to such Offered Debt Warrants. After the close of business on the expiration date, unexercised Debt Warrants will become void.

    Debt Warrants may be exercised by payment to the Debt Warrant Agent of the applicable exercise price and by delivery to the Debt Warrant Agent of the related Debt Warrant Certificate, properly

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completed. Debt Warrants will be deemed to have been exercised upon receipt of the exercise price, subject to the receipt by the Debt Warrant Agent, within five business days thereafter, of the Debt Warrant Certificate or Certificates evidencing such Debt Warrants. Upon receipt of such payment and the properly completed Debt Warrant Certificates at the corporate trust office of the Debt Warrant Agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, deliver the amount of Underlying Debt Securities purchased upon such exercise. If fewer than all of the Debt Warrants represented by any Debt Warrant Certificate are exercised, a new Debt Warrant Certificate will be issued for the unexercised Debt Warrants. The holder of a Debt Warrant will be required to pay any tax or other governmental charge that may be imposed in connection with any transfer involved in the issuance of Underlying Debt Securities purchased upon such exercise.

MODIFICATIONS

    There are three types of changes we can make to the Debt Warrant Agreement and the Offered Debt Warrants.

    CHANGES REQUIRING YOUR APPROVAL. First, there are changes that cannot be made to your Debt Warrants without your specific approval. Those types of changes include modifications and amendments that:

    - accelerate the expiration date,

    - increase the exercise price,

    - reduce the number of outstanding Debt Warrants, the consent of the holders of which is required for any such modification or amendment,

    - otherwise materially and adversely affect the rights of the holders of the Debt Warrants.

    CHANGES REQUIRING A MAJORITY VOTE. The second type of change to the Debt Warrant Agreement and the Offered Debt Warrants is the kind that requires a vote in favor by Holders of Debt Warrants owning a majority of the principal amount of the particular series affected. Most changes fall into this category.

    CHANGES NOT REQUIRING APPROVAL. The third type of change does not require any vote by holders of Debt Warrants. This type of change is limited to clarifications and other changes that would not materially and adversely affect holders of the Debt Warrants.

NO RIGHTS AS HOLDERS OF UNDERLYING DEBT SECURITIES

    Before the warrants are exercised, Holders of Debt Warrants are not entitled to payments of principal of premium, or interest, if any, on the related Underlying Debt Securities or to exercise any other rights whatsoever as holders of the Underlying Debt Securities.

                              PLAN OF DISTRIBUTION

    We may sell the Offered Securities (a) through agents; (b) to or through underwriters; or (c) directly to other purchasers. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

    We (directly or through agents) may sell, and the underwriters may resell, the Offered Securities in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of Offered Securities, the underwriters or agents may receive compensation from us or from purchasers of the Offered Securities for whom they may act as agents. The underwriters may sell Offered Securities to or through dealers, who may also receive compensation from purchasers of the Offered Securities for whom they may act as agents. Compensation may be in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in

                                       20
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the distribution of the Offered Securities may be underwriters as defined in the
Securities Act of 1933 (the "Act"), and any discounts or commissions received by them from us and any profit on the resale of the Offered Securities by them may be treated as underwriting discounts and commissions under the Act.

    We will indemnify the underwriters and agents against certain civil liabilities, including liabilities under the Act.

    Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

    If so indicated in the prospectus supplement relating to a particular series or issue of Offered Securities, we will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase such Offered Securities from us pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

                                 LEGAL OPINIONS

    The validity of the Securities will be passed upon for us by Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022, and for any underwriters, dealers or agents by Brown & Wood LLP, One World Trade Center, New York, New York 10048.

                                    EXPERTS

    The financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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                                     [LOGO]

                                  $750,000,000

                                DEERE & COMPANY

                 $500,000,000 7.85% DEBENTURES DUE MAY 15, 2010

                 $250,000,000 8.10% DEBENTURES DUE MAY 15, 2030

                        -------------------------------

                             PROSPECTUS SUPPLEMENT
                        -------------------------------

                              MERRILL LYNCH & CO.
                              SALOMON SMITH BARNEY
                         BANC ONE CAPITAL MARKETS, INC.
                             CHASE SECURITIES INC.
                           CREDIT SUISSE FIRST BOSTON
                           DEUTSCHE BANC ALEX. BROWN

                                 APRIL 26, 2000

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